SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

781386 206

(CUSIP Number)

Mark Tkach

RumbleOn, Inc.

901 W. Walnut hill Lane

Irving, Texas 75038

(602) 532-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781386 206	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,480,243 shares of Class B Common Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,480,243 shares of Class B Common Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,480,243 shares of Class B Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 16.7%**
14	TYPE OF REPORTING PERSON IN

*	As discussed herein, this amount does not include 42,289 shares of Class B Common Stock underlying time-based restricted stock units (“RSUs”) as granted to Mr. Coulter under RumbleOn, Inc.’s 2017 Stock Incentive Plan, as amended and restated from time to time (the “2017 Stock Incentive Plan”).

**	Based on 14,849,880 shares of the RumbleOn, Inc. Class B Common Stock outstanding on September 10, 2021.

CUSIP No. 781386 206	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D is filed by Mark Tkach with respect to shares of Class B Common Stock, par value $0.001 per share (the “Shares”), of RumbleOn, Inc., a Nevada corporation (the “Issuer” or “RMBL”). The address of the principal executive offices of the Issuer are located at 901 W. Walnut Hill Lane, Irving, TX 75038.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by Mark Tkach.

(b)       The residence or business address of Mr. Tkach is 901 W. Walnut Hill Lane, Irving, TX 75038.

(c)       Mr. Tkach’s principal occupation is Chief Operating Officer of RMBL. The address of RMBL is 901 W. Walnut Hill Lane, Irving, TX 75038. The principal business of RMBL is omnichannel powersports sales.

(d)       During the past five years, Mr. Tkach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, Mr. Tkach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Tkach is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 31, 2021 (the “Closing Date”), RMBL completed its business combination with RideNow Powersports, the nation’s largest powersports retailer group (collectively, “RideNow”), creating the first omnichannel customer experience in powersports (the “RideNow Transaction”). Pursuant to the RideNow Agreement (as defined below), RideNow equity holders such as Mr. Tkach received cash and shares of RMBL’s Class B Common Stock, of which Mr. Tkach received 2,480,243 of such shares.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares was to complete the RideNow Transaction as contemplated in the Plan of Merger and Equity Purchase Agreement, as amended to date (as amended, the “RideNow Agreement”), entered into March 12, 2021, as previously disclosed by RMBL.

Mr. Tkach will review from time to time various factors relevant to his beneficial ownership of the RMBL’s securities, including trading prices for the RMBL’s Class B Common Stock and conditions in capital markets generally, developments in the RMBL’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of RMBL’s Class B Common Stock that he beneficially holds, or acquire additional securities of RMBL, in privately negotiated transactions, market sales or purchases, or otherwise, except as limited by any applicable agreements between Mr. Tkach and RMBL, including those agreements contemplated by the RideNow Agreement. Mr. Tkach may in the future acquire RSUs or other rights to purchase securities of RMBL in the ordinary course of business in connection with his service as a director or officer of RMBL.

Other than (i) as set forth herein, (ii) in Mr. Tkach’s capacity as an employee or director of RMBL, or (iii) transactions in RMBL securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Mr. Tkach has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 781386 206	Page 4 of 5 Pages

Item 5.	Interest in Securities of Issuer.

(a)       The responses of Mr. Tkach to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Excluded from Mr. Tkach’s beneficial ownership are 42,289 shares of Class B Common Stock underlying time-based restricted stock units (“RSUs”) as granted to Mr. Tkach under RumbleOn, Inc.’s 2017 Stock Incentive Plan, as amended and restated from time to time (the “2017 Stock Incentive Plan”).

Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSUs are eligible to vest as follows: one-third (1/3rd) of the RSUs shall vest twelve (12) months after August 31, 2021 (the “Effective Date”) and the balance of the RSUs shall vest in a series of eight (8) equal quarterly installments upon Mr. Tkach’s completion of each successive calendar quarter of active service over the remaining two (2) years of the three (3) year period measured from the Effective Date

The RSUs are reported as shares of Class B Common Stock beneficially owned by Mr. Tkach in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days and are therefore not included as beneficially owned by Mr. Tkach in this Schedule 13D.

(b)       The responses of Mr. Tkach to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)       There were no transactions in the Shares that were effected during the past 60 days.

(d)       To the knowledge of Mr. Tkach, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The RideNow Agreement and the transactions and agreements contemplated therein as described in Items 3 and 4 above, including the Registration Rights and Lock-Up Agreement, are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A – Plan of Merger and Equity Purchase Agreement, dated March 21, 2021 (incorporated by reference to Exhibit 2.1 of RMBL’s Current Report on Form 8-K filed with the SEC on March 15, 2021).

Exhibit B – Joinder and First Amendment to Plan of Merger and Equity Purchase Agreement, dated June 17, 2021 (incorporated by reference to Exhibit 2.2 to RMBL’s Current Report on Form 8-K filed with the SEC on June 21, 2021).

Exhibit C – Second Amendment and Plan of Merger and Equity Purchase Agreement, dated July 20, 2021 (incorporated by reference to Exhibit 2.1 to RMBL’s Current Report on Form 8-K filed with the SEC on July 27, 2021).

Exhibit D – Executive Employment Agreement, dated August 31, 2021, between Mark Tkach and RumbleOn, Inc. (incorporated by reference to Exhibit 10.4 to RMBL’s Current Report on Form 8-K filed with the SEC on September 7, 2021).

Exhibit E – Registration Rights and Lock-Up Agreement dated August 31, 2021.

Exhibit F – RumbleOn, Inc. RSU Grant Agreement dated August 31, 2021.

CUSIP No. 781386 206	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2021

/s/ Mark Tkach
Mark Tkach

EXHIBIT E

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of March 12, 2021, is made and entered into by and among (i) RumbleOn, Inc., a Nevada corporation (the “Company”), (ii) each of the Persons listed on Schedule A attached hereto (the “Schedule of Holders”) as of the date hereof, and (iii) each of the other Persons set forth from time to time on the Schedule of Holders who, at any time, own securities of the Company and enter into a joinder to this Agreement agreeing to be bound by the terms hereof (each Person identified in the foregoing (ii) and (iii), a “Holder” and, collectively, the “Holders”).

RECITALS

WHEREAS, the Company, as the purchaser, has entered into a Plan of Merger and Equity Purchase Agreement, dated March 12, 2021 (the “Merger and Equity Purchase Agreement”), by and among RO Merger Sub I, Inc., an Arizona corporation and wholly owned subsidiary of the Company, RO Merger Sub II, Inc., an Arizona corporation and wholly owned subsidiary of the Company, RO Merger Sub III, Inc., an Arizona corporation and wholly owned subsidiary of the Company, RO Merger Sub IV, Inc., an Arizona corporation and wholly owned subsidiary of the Company, C&W Motors, Inc., an Arizona corporation, Metro Motorcycle, Inc., an Arizona corporation, Tucson Motorcycles, Inc., an Arizona corporation, and Tucson Motorsports, Inc., an Arizona corporation, William Coulter, an individual (“Coulter”). Mark Tkach, an individual (and together with Coulter, the “Principal Owners”). and together with the parties joining therein (together with the Principal Owners, the “Sellers”) and Mark Tkach, as the representative of the Sellers, setting forth the terms of a business combination (“Business Combination”); and

WHEREAS, in connection with the Merger and Equity Purchase Agreement, the Sellers shall receive shares of Common Stock, pursuant to the terms of the Merger and Equity Purchase Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.       Resale Shelf Registration Rights.

(a)       Registration Statement Covering Resale of Registrable Securities. The Company shall prepare and file or cause to be prepared and filed with the Commission, no later than thirty (30) days following the closing of the Business Combination (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the holders of all of the Registrable Securities held by the Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form S-3 (“Form S-3”) or such other appropriate form permitting Registration of such Registrable Securities for resale by such Holders. The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, but in no event later than the earlier of (i) sixty (60) days following the Filing Deadline or (ii) ten (10) Business Days after the Commission notifies the Company that it will not review the Resale Shelf Registration Statement, if applicable (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended by no more than ninety (90) days after the Filing Deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. Once effective, the Company shall use commercially reasonable efforts to keep the Resale Shelf Registration Statement continuously effective and shall cause the Resale Shelf Registration Statement to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until such date that the Holders may sell all of the Registrable Securities owned by such Holder pursuant to Rule 144 of the Securities Act without any restrictions as to volume or manner of sale or otherwise (the “Effectiveness Period”). The Resale Shelf Registration Statement shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to lock-up restrictions provided in this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Holders.

(b)       Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

(c)       Amendments and Supplements. Subject to the provisions of Section 1(a) above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period. If any Resale Shelf Registration Statement filed pursuant to Section 1(a) is filed on Form S-3 and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and shall file a shelf registration on Form S-1 or other appropriate form as promptly as practicable to replace the shelf registration statement on Form S-3 and use its commercially reasonable efforts to have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and shall cause the Resale Shelf Registration Statement to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form S-3, the Company shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form S-3.

(d)       Notwithstanding the registration obligations set forth in this Section 1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and shall file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company shall file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.       Reserved.

3.       Piggyback Registrations.

(a)       Right to Piggyback. If, at any time on or after the date the Company consummates the Business Combination, Form S-3 is not available to the Company for the Resale Shelf Registration Statement and the Company proposes to register any of its securities under the Securities Act (other than (i) pursuant to the Resale Shelf Registration Statement, (ii) in connection with registrations on Form S-4 or S-8 promulgated by the Commission or any successor forms, (iii) a registration relating solely to employment benefit plans, (iv) in connection with a registration the primary purpose of which is to register debt securities, or (v) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a Piggyback Registration and, subject to the terms of Sections 3(c) and 3(d) hereof, shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 10 business days after the delivery of the Company’s notice; provided that any such other holder may withdraw its request for inclusion at any time prior to executing the underwriting agreement or, if none, prior to the applicable registration statement becoming effective.

(b)       Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations, whether or not any such registration became effective.

(c)       Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration by the Holders which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(d)       Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities other than holders of Registrable Securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number of securities which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders initially requesting such registration, (ii) second, the Registrable Securities requested to be included in such registration by the Holders which, in the opinion of such underwriters, can be sold, without any such adverse effect (pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder), and (iii) third, other securities requested to be included in such registration which, in the opinion of such underwriters, can be sold, without any such adverse effect.

(e)       Other Registrations. If the Company has previously filed a registration statement with respect to Registrable Securities pursuant to this Section 3, and if such previous registration has not been withdrawn or abandoned, then the Company shall not be required to file or cause to be effected any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or any successor form) at the request of any holder or holders of such securities until a period of at least 90 days has elapsed from the effective date of such previous registration.

(f)       Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3 whether or not any holder of Registrable Securities has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 7.

4.       Agreements of Holders.

(a)       If required by the Applicable Approving Party or the managing underwriter, in connection with any underwritten Public Offering on or after the date hereof, each holder of 1% or more of the outstanding Registrable Securities shall enter into lock-up agreements with the managing underwriter(s) of such underwritten Public Offering in such form as agreed to by the Applicable Approving Party; provided that the applicable lock-up period shall not exceed 90 days.

(b)       The holders of Registrable Securities shall use commercially reasonable efforts to provide such information as may reasonably be requested by the Company, or the managing underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the Registration Statement, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Section 3 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

5.       Registration Procedures. In connection with the Registration to be effected pursuant to the Resale Shelf Registration Statement, and whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as reasonably possible:

(a)       prepare in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder and file with the Commission a registration statement, and all amendments and supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement to become effective (provided that at least five (5) Business Days before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to counsel selected by the Applicable Approving Party copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

(b)       notify each holder of Registrable Securities of (A) the issuance by the Commission of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (B) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (C) the effectiveness of each registration statement filed hereunder;

(c)       prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period ending when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement (but not in any event before the expiration of any longer period required under the Securities Act or, if such registration statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(d)       furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free-Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(e)       during any period in which a prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission, including pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Act;

(f)       use its commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the lead underwriter or the Applicable Approving Party reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 4(f), (ii) consent to general service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction);

(g)       promptly notify in writing each seller of such Registrable Securities (i) after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (ii) after receipt thereof, of any request by the Commission for the amendment or supplementing of such registration statement or prospectus or for additional information, and (iii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company promptly shall prepare, file with the Commission and furnish to each such seller a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(h)       cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with FINRA;

(i)       provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(j)       enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Applicable Approving Party or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split or a combination of shares and preparing for and participating in such number of “road shows”, investor presentations and marketing events as the underwriters managing such offering may reasonably request);

(k)       make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, managers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(l)       take all reasonable actions to ensure that any Free-Writing Prospectus utilized in connection with any Piggyback Registration hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(m)       otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission;

(n)       permit any holder of Registrable Securities who, in its good faith judgment (based on the advice of counsel), could reasonably be expected to be deemed to be an underwriter or a controlling Person of the Company to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

(o)       in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction, the Company shall use its commercially reasonable efforts promptly to obtain the withdrawal of such order;

(p)       use its commercially reasonable efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(q)       cooperate with the holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement and enable such securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such holders may request;

(r)       cooperate with each holder of Registrable Securities covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(s)       if such registration includes an underwritten public offering, use its commercially reasonable efforts to obtain a cold comfort letter from the Company’s independent public accountants and addressed to the underwriters, in customary form and covering such matters of the type customarily covered by cold comfort letters as the underwriters in such registration reasonably request;

(t)       provide a legal opinion of the Company’s outside counsel, dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of the closing under the underwriting agreement), with respect to the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature, which opinion shall be addressed to the underwriters;

(u)       if the Company files an Automatic Shelf Registration Statement covering any Registrable Securities, use its commercially reasonable efforts to remain a WKSI (and not become an ineligible issuer (as defined in Rule 405)) during the period during which such Automatic Shelf Registration Statement is required to remain effective;

(v)       if the Company does not pay the filing fee covering the Registrable Securities at the time an Automatic Shelf Registration Statement is filed, pay such fee at such time or times as the Registrable Securities are to be sold; and

(w)       if an Automatic Shelf Registration Statement has been outstanding for at least three (3) years, at the end of the third year, refile a new Automatic Shelf Registration Statement covering the Registrable Securities, and, if at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI, use its commercially reasonable efforts to refile the registration statement on Form S-3 and keep such registration statement effective (including by filing a new Resale Shelf Registration or Shelf Registration, if necessary) during the period throughout which such registration statement is required to be kept effective.

6.       Termination of Rights. Notwithstanding anything contained herein to the contrary, the right of any Holder to include Registrable Securities in any Piggyback Registration shall terminate on such date that such Holder may sell all of the Registrable Securities owned by such Holder pursuant to Rule 144 of the Securities Act without any restrictions as to volume or manner of sale or otherwise.

7.       Registration Expenses.

(a)       All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration, qualification and filing fees, listing fees, fees and expenses of compliance with securities or blue sky laws, stock exchange rules and filings, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), shall be borne by the Company as provided in this Agreement and, for the avoidance of doubt, the Company also shall pay all of its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each Person that sells securities pursuant to a Piggyback Registration hereunder shall bear and pay all underwriting discounts and commissions and transfer taxes applicable to the securities sold for such Person’s account.

(b)       the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements, not to exceed $15,000 with respect to any such Registration, of one counsel and one local counsel (if necessary) chosen by the Applicable Approving Party for the purpose of rendering a legal opinion on behalf of such holders in connection with any Piggyback Registration.

(c)       To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder’s securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

8.       Indemnification.

(a)       The Company agrees to (i) indemnify and hold harmless, to the fullest extent permitted by law, each Holder and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, actions, damages, liabilities and expenses caused by (A) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and (ii) pay to each Holder and their respective officers, directors, members, partners, agents, affiliates and employees and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act), as incurred, any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, except insofar as the same are caused by or contained in any information furnished in writing to the Company or any managing underwriter by such Holder expressly for use therein; provided, however, that the indemnity agreement contained in this Section 9 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable in any such case for any such claim, loss, damage, liability or action to the extent that it solely arises out of or is based upon an untrue statement of any material fact contained in the registration statement or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the registration statement, in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration statement. In connection with an underwritten offering, the Company shall indemnify any underwriters or deemed underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act or the Exchange Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

(b)       In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, employees, agents and representatives and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such holder; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds actually received by such holder from the sale of Registrable Securities pursuant to such registration statement.

(c)       Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (as well as one local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Securities included in the registration, at the expense of the indemnifying party. No indemnifying party, in the defense of such claim or litigation, shall, except with the consent of each indemnified party, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)       Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Sections 8(a) or 8(b) are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the holders or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 8(c), defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The sellers’ obligations in this Section 8(d) to contribute shall be several in proportion to the amount of securities registered by them and not joint and shall be limited to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration.

(e)       The indemnification and contribution provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement.

9.       Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no holder of Registrable Securities shall be required to sell more than the number of Registrable Securities such holder has requested to include) and (b) completes and executes all questionnaires, powers of attorney, custody agreements, stock powers, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder, such holder’s title to the securities, such Person’s authority to sell such securities and such holder’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto that are materially more burdensome than those provided in Section 8. Each holder of Registrable Securities shall execute and deliver such other agreements as may be reasonably requested by the Company and the lead managing underwriter(s) that are consistent with such holder’s obligations under Section 4, Section 5 and this Section 9 or that are necessary to give further effect thereto. To the extent that any such agreement is entered into pursuant to, and consistent with, Section 4 and this Section 9, the respective rights and obligations created under such agreement shall supersede the respective rights and obligations of the holders, the Company and the underwriters created pursuant to this Section 9.

10.       Other Agreements; Certain Limitations on Registration Rights. The Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder and shall take such further action as the Holders may reasonably request, all to the extent required to enable such Persons to sell securities pursuant to (a) Rule 144 adopted by the Commission under the Securities Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Commission or (b) a registration statement on Form S-3 or any similar registration form hereafter adopted by the Commission. Upon request, the Company shall deliver to the Holders a written statement as to whether it has complied with such requirements. The Company shall at all times use its commercially reasonable efforts to cause the securities so registered to continue to be listed on one or more of the New York Stock Exchange, the New York Stock Exchange American and the Nasdaq Stock Market. The Company shall use its best efforts to facilitate and expedite transfers of Registrable Securities pursuant to Rule 144, which efforts shall include timely notice to its transfer agent to expedite such transfers of Registrable Securities and delivery of any opinions requested by the transfer agent.

11.       Lock-Up Provisions.

(a)       Each Lock-Up Holder agrees that it, he or she shall not Transfer any Common Stock until 180 days after the completion of the Business Combination (the “Lock-Up Period”).

(b)       Notwithstanding the provisions set forth in Section 11(a), Transfers of shares of Common Stock (collectively, “Restricted Securities”) that are held by the Lock-Up Holders or any of their Permitted Transferees (that have complied with this Section 11), are permitted (i) to the Company’s officers or directors, any affiliate or family member of any of the Company’s officers or directors, any affiliate of such Lock-Up Holder or any member of such Lock-Up Holder; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; or (v) by virtue of the laws of the State of Nevada or a Lock-Up Holder’s organizational documents upon dissolution of such Lock-Up Holder (each such transferee, a “Permitted Transferee”); provided, however, that, in each case, any such Permitted Transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions herein in this Section 11(c) and the other restrictions contained in this Agreement.

(c)       If any Transfer not permitted under this Section 11 is made or attempted contrary to the provisions of this Agreement, such purported prohibited Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee as one of its equity holders for any purpose. In order to enforce this Section 11(d), the Company may impose stop-transfer instructions with respect to the Restricted Securities of a Holder (and Permitted Transferees and assigns thereof) until the end of the applicable Lock-Up Period.

(d)       During the Lock-Up Period, each certificate or book-entry position evidencing any Restricted Securities held by a Lock-Up Holder shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A REGISTRATION RIGHTS AND LOCK-UP AGREEMENT, DATED AS OF March 12, 2021, BY AND AMONG THE ISSUER OF SUCH SECURITIES AND THE REGISTERED HOLDER OF THE SHARES. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)       For the avoidance of doubt, each Lock-Up Holder shall retain all of its rights as a stockholder of the Company with respect to the Restricted Securities it holds during the Lock-Up Period, including the right to vote any such Restricted Securities that are entitled to vote. The Company agrees to (i) instruct its transfer agent to remove the legends in Section 11(e) upon the expiration of the applicable Lock-Up Period and (ii) cause its legal counsel, at the Company’s expense, to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under Section 11(f)(i).

12.       Reserved.

13.       Definitions.

(a)       “Applicable Approving Party” means the holders of a majority of the Registrable Securities participating in the applicable offering.

(b)       “Business Day” means any day that is not a Saturday or Sunday or a legal holiday in the state in which the Company’s chief executive office is located or in Miami, FL.

(c)       “Commission” means the U.S. Securities and Exchange Commission.

(d)       “Common Stock” means the Common Stock of the Company, par value $0.001 per share.

(e)       “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(f)       “Fair Market Value” means (i) in the case of any publicly traded security, the average of the closing sale prices thereof on the principal market on which it is traded for the last five (5) full trading days prior to the determination, and (ii) in the case of any other asset or property, the price, determined by the Board of Directors of the Company, at which a willing seller would sell and a willing buyer would buy such asset or property, as of the applicable valuation determination date (without taking into account events subsequent to that date) in an arm’s-length transaction.

(g)       “FINRA” means the Financial Industry Regulatory Authority.

(h)       “Free-Writing Prospectus” means a free-writing prospectus, as defined in Rule 405 of the Securities Act.

(i)       “Lock-Up Holders” means those Holders set forth on Schedule B hereto.

(j)       “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(k)       “Prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

(l)       “Public Offering” means any sale or distribution by the Company and/or holders of Registrable Securities to the public of Common Stock pursuant to an offering registered under the Securities Act.

(m)       “Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

(n)       “Registrable Securities” means (i) any outstanding share of Common Stock (including the shares of Common Stock issued or issuable upon the exercise or conversion of any other equity security) of the Company held by a Holder as of the date of this Agreement or (ii) any Common Stock issued or issuable with respect to the securities referred to in the preceding clause (i) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities on such date that such Holder may sell all of the Registrable Securities owned by such Holder pursuant to Rule 144 of the Securities Act without any restrictions as to volume or manner of sale or otherwise.

(o)       “Registration Statement” means any registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of Common Stock or Registrable Securities, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement (other than a registration statement on Form S-4 or Form S-8, or their successors).

(p)       “Rule 144”, “Rule 405”, and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Commission, as the same shall be amended from time to time, or any successor rule then in force.

(q)       “Securities Act” means the Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

(r)       “Shelf Participant” means any holder of Registrable Securities listed as a potential selling stockholder in connection with the Resale Shelf Registration Statement or the Shelf Registration or any such holder that could be added to such Resale Shelf Registration Statement or Shelf Registration without the need for a post-effective amendment thereto or added by means of an automatic post-effective amendment thereto.

(s)       “Transfer” means shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

(t)       “WKSI” means a “well-known seasoned issuer” as defined under Rule 405.

14.       Miscellaneous.

(a)       No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates or in any way impairs the rights granted to the Holders in this Agreement.

(b)       Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions among the parties hereto, written or oral, with respect to the subject matter hereof, including without limitation the Original Agreements.

(c)       Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(d)       Other Registration Rights. Other than as set forth in the Company’s filings with the Commission, the Company represents and warrants that no person, other than a holder of Registrable Securities pursuant to this Agreement, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

(e)       Reserved.

(f)       Amendments and Waivers. Compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified, with the written consent of the Company and (i) in the case of the provisions, covenants and conditions set forth in Section 11, the consent of Holders holding at least a majority in interest of the outstanding shares of Common Stock then held by the Lock-Up Holders or (ii) in the case of any other provision, covenant or condition, the Holders of at least a majority in interest of the Registrable Securities at the time in question; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. Any amendment or waiver effected in accordance with this Section 14(f) shall be binding upon each Holder and the Company. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

(g)       Successors and Assigns; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. A Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to (a) a Permitted Transferee of such Holder or (b) any Person with the prior written consent of the Company. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in this Section 13(g) and (ii) the written agreement of the assignee, in a form reasonably acceptable to the Company, to be bound by the terms and provisions of this Agreement. Any transfer or assignment made other than as provided in this Section 13(g) shall be null and void.

(h)       All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

(i)       Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid, illegal or unenforceable in any respect under any applicable law, such provision shall be ineffective only to the extent of such prohibition, invalidity, illegality or unenforceability, without invalidating the remainder of this Agreement.

(j)       Counterparts. This Agreement may be executed simultaneously in counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(k)       Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” herein shall mean “including without limitation.”

(l)       Governing Law; Jurisdiction. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any Nevada State Court, or if such court does not have subject matter jurisdiction, any court of the United States located in the State of Nevada. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(m)       Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to each Holder at the address indicated on the Schedule of Holders attached hereto and to the Company at the address indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13(m)):

if to the Company:

RumbleOn, Inc.
901 W. Walnut Hill Lane
Irving, Texas 75038
Tel: 469.250.1185
Attention: Marshall Chesrown (marshall@rumbleon.com), Steve Berrard (sberrard@newrivercapital.com), and Peter Levy (peter@rumbleon.com)

with a copy to (which shall not constitute notice):

Akerman LLP
The Main Las Olas
201 East Las Olas Boulevard
Suite 1800
Fort Lauderdale, FL 33301
Tel: 954.463.2700
Fax: 942.463.2224
Attention: Michael Francis (michael.francis@akerman.com) and Christina Russo (christina.russo@akerman.com)

(n)       Mutual Waiver of Jury Trial. As a specifically bargained inducement for each of the parties to enter into this Agreement (with each party having had opportunity to consult counsel), each party hereto expressly and irrevocably waives the right to trial by jury in any lawsuit or legal proceeding relating to or arising in any way from this Agreement or the transactions contemplated herein, and any lawsuit or legal proceeding relating to or arising in any way to this Agreement or the transactions contemplated herein shall be tried in a court of competent jurisdiction by a judge sitting without a jury.

(o)       No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

signature pages follow

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

RUMBLEON, INC

By:
Name: Marshall Chesrown
Title: Chief Executive Officer

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

William Coulter
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:

Facsimile:
Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Mark Tkach
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:

Facsimile:
Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Dominic Vannucci
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:

Facsimile:
Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Richard Sidabras
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:

Facsimile:
Attention:

REGISTRATION RIGHTS & LOCK-UP AGREEMENT
METRO & TUCSON MOTORSPORTS INC.

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Paul Langford
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:
2205 Eutaw Springs
McKinney, TX 75070

Facsimile:
Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Paul Griffith
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:
4204 W 42ND AVE
KENNEWICK WA 99337

Facsimile:
Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Lyle Kramper
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:

Facsimile:
Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Eric Bushamie
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:

Facsimile:
Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Craig Keating
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:

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Attention:

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Christopher Chesnut
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:
6456 W SHOOTING STAR PL
TUCSON AZ 85743

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Attention:

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INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Brett Dickinson
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:
7031 Jackson dc
San Diego, CA 92119

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Attention:

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INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

BDJ II Holdings LLC
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:	Billy Dean Jeffrey II
	Title:	Member

Holder Address for Notices:
5031 W Electra LN
Glendale, AZ 85310

Facsimile:
Attention:	Bill Jeffery

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Ikon Motorsports Management & Consulting, LLC
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:	Tyler L. Steimel
	Title:	Manager

Holder Address for Notices:

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Attention:

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INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Iron Sled Powersports Consulting & Ventures LLC
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:	Angela Murray
	Title:	Owner

Holder Address for Notices:
Po Box 257
King Mills OH 45034

Facsimile:
Attention:	Angela Murray

Complete the following as appropriate:

INDIVIDUAL HOLDER	ENTITY HOLDER
If you are an individual, print your name and sign below	If you are signing on behalf of an entity, please print the name of the entity, sign below, and indicate your name and title

Robert Dodson
Name of Individual (Please print)	Name of Entity (Please print)

By:
Signature	Name:
Title:

Holder Address for Notices:
2362 Wingsong LN.
Allen, TX 75013

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Attention:

Schedule A

Schedule of Holders

BDJ II Holdings LLC

Brett Dickinson

Christopher Chestnut

Craig Keating

Dominic Vannucci

Eric Bushamie

Ikon Motorsports Management & Consulting, LLC

Iron Sled Powersports Consulting & Ventures LLC

Lyle Kramper

Mark Tkach

Paul Griffith

Paul Langford

Richard Sidabras

Robert Dodson

William Coulter

Schedule B

Lock-Up Holders

BDJ II Holdings LLC

Brett Dickinson

Christopher Chestnut

Craig Keating

Dominic Vannucci

Eric Bushamie

Ikon Motorsports Management & Consulting, LLC

Iron Sled Powersports Consulting & Ventures LLC

Lyle Kramper

Mark Tkach

Paul Griffith

Paul Langford

Richard Sidabras

Robert Dodson

William Coulter

EXHIBIT F

RUMBLEON, INC. RSU GRANT AGREEMENT

The management of RumbleOn, Inc (“RumbleOn”), as delegated by the Compensation Committee of the RumbleOn Board of Directors has determined to grant you Restricted Stock Units (“RSUs”) entitling you to receive shares of RumbleOn Class B Common Stock (the “Grant”) under the RumbleOn, Inc. 2017 Stock Incentive Plan, as amended (the “Plan”). The following provides you a summary of the key terms of the Grant, however you should read the entire Grant, along with the terms of the Plan and the Non-Competition/Non-Solicitation/Confidential Information Agreement, to fully understand the Grant.

SUMMARY OF RSU GRANT

Grantee: Mark Tkach

Grant ID: 2108310002

Effective Date: August 31, 2021

Total Number of RSUs Granted: 42,289

Term/Expiration Date: August 31, 2024

Vesting: One-third (1/3rd) of the RSUs shall vest twelve (12) months after the Effective Date and the balance of the RSUs shall vest in a series of eight (8) equal quarterly installments upon the Grantee’s completion of each successive calendar quarter of active service over the remaining two (2) years of the three (3) year period measured from the Effective Date

Conditions Precedent: Acceptance and Execution the Non-Competition/Non-Solicitation/Confidential Information Agreement attached

This Summary of RSU Grant agreed upon by Grantee on September ___, 2021.

Grantee Signature:

RumbleOn RSU Award 20190731

RESTRICTED STOCK UNIT AGREEMENT
PURSUANT TO THE
RumbleOn, INC.
2017 STOCK INCENTIVE PLAN

THIS AGREEMENT is by and between RumbleOn, Inc., a Nevada corporation, (“RumbleOn”) and the counterparty to this agreement (“Grantee”) as of the award date set forth under the Summary of RSU Grant above (“Effective Date”). Capitalized terms not defined herein shall have the meaning ascribed thereto in the RumbleOn, Inc. 2017 Stock Incentive Plan (as amended to date, the “Plan”).

1.	Award.

(a)          Shares. Pursuant to the Plan, the Company hereby grants to the Grantee the right to receive the number shares of the Company’s Common Stock indicated on Summary of RSU Grant above upon the satisfaction of certain conditions. Shares of the Company’s Common Stock shall be issued only upon vesting of the RSUs and only upon the satisfaction of the terms and conditions set forth herein and in the Plan (such shares shall be referred to hereafter as the “Award Stock”).

(b)          Plan Incorporated. Grantee acknowledges that Grantee has been provided access to copy of the Plan and the Company has requested that Grantee read and understand it, and Grantee agrees that this Award of RSUs shall be subject to all of the terms and conditions set forth in the Plan, including future amendments thereto, if any, pursuant to the terms thereof, which Plan is incorporated herein by reference as a part of this Agreement.

2.	Restricted Stock Units. Grantee hereby accepts the RSUs when issued and agrees as follows:

(a)           Vesting. No Award Stock shall be issued pursuant to the unvested Restricted Stock Units. Except as otherwise provided for in the Plan and this Agreement, one-third (1/3rd) of the RSUs shall vest twelve (12) months after the Effective Date and the balance of the RSUs shall vest in a series of eight (8) equal quarterly installments upon the Grantee’s completion of each successive calendar quarter of active service over the remaining two (2) years of the three (3) year period measured from the Effective Date.

(b)          Termination of Employment or Other Service; Change in Control.

(i)         General. Except as otherwise provided for below, if Grantee’s employment or other service with the Company terminates, all RSUs unvested at the time of termination shall expire and be forfeited immediately and returned to the Company.

(ii)        Death. In the event that the Grantee dies while in the employment or other service of the Company, all RSUs which have not vested on the date of death shall immediately vest.

(iii)       Disability. In the event that the Grantee’s employment or other service with the Company is terminated by reason of Disability, the Committee may, in its sole discretion, provide that RSUs which have not vested on the date of such termination shall immediately vest.

(iv)       Change in Control. In the event of a Change in Control, all RSUs which have not vested on the date of such Change in Control shall immediately vest.

RumbleOn RSU Award - Qtrly – 202108

(c)           Transferability. The RSUs may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of unless the Plan so provides.

(d)          Distribution. Provided that the vesting requirements have been met, the Company shall deliver a certificate evidencing shares of Award Stock to the Grantee or direct its transfer agent to register such shares in book entry form as soon as reasonably practical after vesting. Notwithstanding the forgoing, to the extent that the vesting of RSUs is accelerated pursuant to Section 2(b) hereof, the Award Stock shall be delivered within thirty (30) days following the satisfaction of such vesting requirement.

3.            Withholding. To the extent that this Award or the delivery of any Award Stock causes the Grantee to be subject to any tax withholding obligations, the Grantee shall meet such obligations as provided for in the Plan.

4.            Status as a Shareholder. Unless otherwise provided in the Plan, Grantee shall have no rights of a shareholder with respect to the RSUs until the Award Stock is issued to him or her pursuant to Section 2 above.

5.            Grantee Obligations.

(a)        Confidentiality. The Grantee acknowledges that in the course and scope of Grantee’s employment or service with Company, the Company agrees to provide the Grantee with Confidential Information regarding the Company and its related and affiliated entities (“Companies”). “Confidential Information” includes all secret, confidential and/or proprietary information, knowledge, and data, including trade secrets, relating to the Companies obtained during Grantee’s employment or service with the Company or any of its predecessors or affiliates, including but not limited to any trade secrets, confidential or secret designs, website technologies, content, processes, formulae, plans, manuals, devices, machines, know-how, methods, compositions, ideas, improvements, financial and marketing information, costs, pricing, sales, sales volume, salaries, methods and proposals, customer and prospective customer lists, customer identities, customer volume, or customer contact information, identity of key personnel in the employ of customers and prospective customers, amount or kind of customer’s purchases from the Companies, manufacturer lists, manufacturer identities, manufacturer volume, or manufacturer contact information, identity of key personnel in the employ of manufacturers, amount or kind of the Companies’ purchases from manufacturers, system documentation, hardware, engineering and configuration information, computer programs, source and object codes (whether or not patented, patentable, copyrighted or copyrightable), related software development information, inventions or other confidential or proprietary information belonging to the Companies or directly or indirectly relating to the Companies’ business and affairs (“Confidential Information”).

(b)        Non-Disclosure. In return for the receipt of Confidential Information and other consideration provided under this Agreement, the Grantee agrees that Grantee will not, while employed by the Company and thereafter, disclose or make available to any person or entity, or use for Grantee’s own personal gain, any Confidential Information, except for disclosures as required in the performance of Grantee’s duties for Company, or as may otherwise be required by law or legal process (in which case Grantee shall notify the Company of such legal or judicial proceeding by a non-governmental party as soon as practicable following Grantee’s receipt of notice thereof, and permit the Company to seek to protect its interests and information). Grantee agrees that at the time of Grantee’s termination of employment or service with Company for any reason, Grantee will return all Confidential Information to the Company.

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(i)       Defend Trade Secrets Act. Pursuant to the Defend Trade Secrets Act of 2016, Grantee further acknowledges that Grantee shall not have criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if Grantee files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Grantee may disclose the trade secret to Grantee’s attorney and may use the trade secret information in the court proceeding, if Grantee (X) files any document containing the trade secret under seal and (Y) does not disclose the trade secret, except pursuant to court order.

(ii)      Non-Interference with Governmental Rights. The foregoing obligations regarding confidentiality and non-disclosure are not intended to interfere with, or waive, any right or obligation (if any) to file a charge, cooperate, testify, report, or participate in an investigation with any appropriate federal, state or local governmental agency, including the Securities and Exchange Commission (“SEC”), the Equal Employment Opportunity Commission (“EEOC”), the Occupational Safety and Health Administration (“OSHA”), the National Labor Relations Board (“NLRB”), or any other federal, state or local government agency charged with enforcement of any law, rule, or regulation applicable to Company’s business (“Governmental Agency”); including the ability to communicate with such agency; the reporting of possible violations of any law, rule or regulation; making other disclosures that are protected under whistleblower provisions of any law, rule or regulation; or the receiving of an award for information provided to any Governmental Agency.

(c)           Restrictive Covenants.

(i)       Definitions. For purposes of this Agreement, and expressly as to this Section 5(c), the following definitions shall apply:

(A)    “Restricted Business” shall mean the operation of a technology-based motor vehicle dealer e-commerce platform and/or any other internet-based platform that allows dealers, consumers, and any other business, enterprise, or individual to buy, sell, trade, finance, and/or transport pre-owned cars, trucks, snowmobiles, watercraft, motorcycles, ATVs, UTVs, scooters, side-by-sides, sport bikes, cruisers, or other modes of transportation, as well as the sale, leasing, rental, financing, servicing (including supply of parts) and ancillary activities relating to new and used motorcycles, ATVs, UTVs, scooters, side-by-sides, sport bikes, two- and three-wheeled cruisers, powered watercraft, and any other business engaged in by Companies during Grantee’s employment or service therewith, other than on behalf of the Companies.

(B)     “Restricted Period” shall mean the period while Grantee is in the employ of the Companies and for a two (2) year period following the end of such employment or service for any reason, provided, however, that in the event of any breach by Grantee of this Agreement, the’ Restricted Period shall be automatically extended by a number of days equal to the total number of days in the period from the date on which such breach shall have first occurred through the date as of which such breach shall have been fully cured.

(C)     “Restricted Territory” means Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, and each territory of the United States, including Washington, D.C.

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(ii)      Non-Competition. Grantee agrees that during the Restricted Period, Grantee shall not, either on Grantee’s own behalf or on behalf of any third party, except on behalf of the Companies: (a) engage directly or indirectly in the Restricted Business anywhere in the Restricted Territory in the same or similar capacity in which Grantee has been engaged with Companies; or (b) directly or indirectly be or become an officer, director, stockholder, owner, affiliate, partner, member, investor, joint venture, employee, agent, representative, consultant, lender, advisor, manager of, for or to, or otherwise be or become associated with or acquire or hold (of record, beneficially or otherwise) any direct or indirect interest in, any individual or entity that engages directly or indirectly in the Restricted Business anywhere in the Restricted Territory; provided, however, that Grantee may, without violating this section own, as a passive investment, shares of capital stock of a publicly-held corporation that engages in the Restricted Business if (i) such shares are actively traded on an established national securities market in the United States or any other foreign securities exchange, (ii) the number of shares of such corporation’s capital stock that are owned beneficially (directly or indirectly) by the Grantee represents less than one percent (1%) of the total number of shares of such corporation’s capital stock outstanding, and (iii) Grantee is not associated directly or indirectly with such corporation or with any affiliate of such corporation.

(iii)     Non-Solicitation of Companies’ Customers and Other Business Relations. Grantee agrees that during the Restricted Period, Grantee shall not, either on Grantee’s behalf or on behalf of any third party, except on behalf of the Companies: (a) solicit, induce or attempt to solicit or induce any business, enterprise, or individual which has a business relationship with the Companies (including any customer, licensee, supplier, manufacturer or vendor) (i) to cease doing business with the Companies, or (ii) to diminish or materially alter in a manner harmful to the Companies, such business, enterprise, or individual’s relationship with the Companies; or (iii) to purchase, contract for or receive any products or services from any such business relationship of Company (other than on behalf of the Companies) that engages in the Restricted Business anywhere within the Restricted Territory; provided, however, that nothing contained in this section shall prevent Grantee from contracting with a third party who has or had a business relationship with Companies if such contracting does not adversely affect such third party’s business relationship with the Companies, and/or with whom Grantee did not deal with, have contact with, or access to confidential or proprietary information about, during Grantee’s employment with Companies. This non-solicitation provision explicitly covers all forms of oral, written, or electronic communication, including, but not limited to, communications by email, regular mail, express mail, telephone, fax, instant message, and social media, including, but not limited to, Facebook, LinkedIn, Instagram, Twitter, and any other social media platform, whether or not in existence at the time of entering into this Agreement.

(iv)    Non-Hiring or Solicitation of Companies’ Employees and Contractors. Grantee agrees that during the Restricted Period, Grantee shall not, either on Grantee’s own behalf or on behalf of any third party, except on behalf of the Companies: (a) directly or indirectly hire or solicit for hire any employee, independent contractor, or consultant or any person who was an employee, independent contractor, or consultant of the Companies within the preceding twelve (12) months, or (b) directly or indirectly encourage, induce, attempt to induce, solicit or attempt to solicit (on Grantee’s own behalf or on behalf of any other business, enterprise, or individual) any employee, independent contractor, or consultant to leave or curtail his or her employment or engagement with the Companies; provided, however, that notwithstanding the foregoing, this Section shall not prevent Grantee from undertaking general solicitations of employment not specifically targeted at employees, independent contractors, or consultants of the Companies (so long as Grantee does not, directly or indirectly, specifically solicit for hire any such employee, independent contractor, or consultant).

RumbleOn RSU Award - Qtrly – 202108

(v)     Restrictions Reasonable. Grantee acknowledges and agrees that the restrictive covenants of this Section 5, for which the Grantee received valuable consideration from the Company, including but not limited to the Company’s agreement to provide the Grantee with Confidential Information, and other benefits in this Agreement which are ancillary to Grantee’s employment or service with Company, are reasonable and necessary to protect the Companies’ legitimate business interests, including their Confidential Information and other goodwill, and are sufficiently limited as to time, geographical area, and scope of activity so as not to impose a greater restraint than is necessary for that protection.

(vi)    Severability/Modification. If any portion, provision, section or subsection of this Agreement, expressly including this Section 5, is determined to be unreasonable or unenforceable, for any reason whatsoever, the Parties agree that such portion, provision, section or subsection may be severed, modified or narrowed, either by a court or the Companies so as to provide the maximum legally enforceable protection of the Companies’ legitimate business interests, without negating or impairing any other restrictions or agreements set forth herein. If any portion, provision, section or subsection of this Agreement is held to be invalid, illegal, or unenforceable, it shall not affect the other provisions of this Agreement, which shall remain in effect. This Agreement shall be construed in all respects as if such invalid, illegal or unenforceable provision was omitted.

(vii)   Violations. If the Grantee violates any provision of this Section 5, the Grantee shall not be entitled to receive any amounts that would otherwise be payable to the Grantee with respect to Award Stock, and such amounts shall be forfeited. If the Grantee violates any provision of this Section 5 after amounts under this Agreement have been paid, the Grantee shall repay to the Company the Award Stock (or the Fair Market Value of such Award Stock on the date it vested, without regard to any taxes that may have been deducted from such amount) or the cash received, as the case may be, within thirty (30) days of receiving a demand from the Company for the repayment of the award. The Company shall be entitled to an award of attorneys’ fees and costs reasonably incurred in securing any relief hereunder and/or pursuant to a breach or threatened breach of this Section 5, including to obtain injunctive relief and/or any other damages caused by Grantee’s breach or threatened breach.

6.            Committee’s Powers. No provision contained in this Agreement shall in any way terminate, modify or alter, or be construed or interpreted as terminating, modifying or altering any of the powers, rights or authority vested in the Committee or, to the extent delegated, in its delegate pursuant to the terms of the Plan or resolutions adopted in furtherance of the Plan, including, without limitation, the right to make certain determinations and elections with respect to the RSUs.

7.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Grantee.

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8.            Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

9.            Miscellaneous

(a)          Provisions of Plan and Other Agreements Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including, without limitation, the amendment provisions thereof, and to such rules, regulations and interpretations relating to the Plan as may be adopted by the Board and as may be in effect from time to time. The Plan is incorporated herein by reference. If and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly.

(b)          No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

(c)          Section 409A Compliance. It is intended that all compensation payable pursuant to this Agreement are exempt from or, alternatively, comply with Section 409A (and any legally binding guidance promulgated under Section 409A, including, without limitation, the Final Treasury Regulations) (“Code Section 409A”), and this Agreement will be interpreted, administered and operated accordingly. In the event that any provision of this Agreement is inconsistent with Code Section 409A or such guidance, then the applicable provisions of Code Section 409A shall supersede such inconsistent provision. Notwithstanding the foregoing, in no event will any of Company, its parent, or their respective subsidiaries, affiliates, or officers, directors, employees, or agents have any liability for failure of the form of this Agreement to be exempt from or comply with Code Section 409A and none of the foregoing guarantees that the form of this Agreement is exempt from or complies with Code Section 409A. For all purposes under Code Section 409A, Executive’s right to receive any payments pursuant to this Agreement shall be treated as a right to receive a separate and distinct payment, and any payments to be made in installments shall be deemed to be a series of separate payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of Company. A termination of employment under this Agreement shall mean a “separation from service” under Code Section 409A. Notwithstanding any provisions of the Agreement to the contrary, to the extent the that Code Section 409A would cause an adverse tax consequence to the Grantee, a Change in Control shall not be deemed to occur for purposes of this Agreement unless the Change in Control meets the definition ascribed to the phrase “Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation” under Treasury Department Regulation 1.409A-3(i)(5), as revised from time to time in either subsequent regulations or other guidance.

(d)          Entire Agreement; Amendments. This Agreement (including the Summary of RSU Grant and other documents referred to herein) and the Plan constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof. This Agreement may not be amended, supplemented, or modified in whole or in part except by an instrument in writing signed by the party or parties against whom enforcement of any such amendment, supplement, or modification is sought.

(e)           Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by an officer thereunto duly authorized, and the Grantee has executed this Agreement, all as of the dates written below.

RUMBLEON, INC.		GRANTEE

By:	/s/ Thomas E. Aucamp	By:

Name:	Thomas E. Aucamp	Name:	Mark Tkach

Title:	CAO	Date:	9/15/2021

Date:

RumbleOn RSU Award - Qtrly – 202108